UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                   FORM 12b-25
       [ ] Form 10-K  [ ] Form 20-F  [ ]  Form 11-K  [X] Form 10-Q

For Period Ended: September 30, 2004                 SEC FILE NUMBER 000-22373
                                                     CUSIP NUMBER 25520Q 30 8
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information:
        Full Name of Registrant       Diversified Financial Resources Corp.

        Former Name if Applicable

        Address of Principal Executive Office:      1771 Wolviston Way
                                                    San Diego, CA 92154

Part II--RULES 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

               [X]    (a)    The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

               [X]    (b)    The subject annual report, semi-annual report,
transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               [   ]         (c)    The accountant's statement or other
exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

Diversified Financial Resources (the "Company") has been in the process of acquiring mining interests during the third quarter of 2004. The related accounting information delays in gathering the information and a subsequent modifications of the acquisition agreement to acquire the mining interests has prevented the timely preparation of the information required by a 10-QSB without unreasonable effort or expense to the company.

Part IV - Other Information

               (1) Name and telephone number of person to contact in regard to this notification.

 John Chapman                 President           (619) 575-7904
    (Name)                     (Title)          (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment
 Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                     (X) Yes  (   )  No

          (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     ( ) Yes  ( X ) No

          If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               Diversified Financial Resources
                               -------------------------------
                         (Name of Registrant as specified in Charter)



In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Executed this 11th day of November, 2004.



                                            /s/ John Chapman_
                                            John Chapman, President








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